

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

James Kehoe
Chief Financial Officer
Fidelity National Information Services, Inc.
347 Riverside Avenue
Jacksonville, FL 32202

> **Re: Fidelity National Information Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated September 20, 2023**
> **File No. 001-16427**

Dear James Kehoe:

We have reviewed your September 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note your response to prior comment 2 that you do not directly emit GHG emissions as a byproduct of your business. However, your Global Sustainability Report discloses Scope 1, 2 and 3 emissions. We further note such report states that your real estate portfolio is critical to pursuing ESG excellence as it relates to energy efficiency and renewable energy, and that you may be exposed to new costs from potential government-imposed carbon tax or cap and trade schemes. Please explain in greater detail your analysis of the following indirect consequences of climate-related regulations or business trends and any conclusions as to materiality:

- decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
- increased demand for goods that result in lower emissions than competing products;
- increased competition to develop innovative new products that result in lower emissions; and
- increased demand for generation and transmission of energy from alternative energy sources.

In addition, please discuss potential reputational risks resulting from operations or products that produce material greenhouse gas emissions.

2. We note your response to prior comment 3. Please further address the following:
   - We note your risk factor on page 15 discussing that your systems and operations could be exposed to damage or interruption from severe weather events and other natural disasters. Please tell us how you considered disclosing the uncertainties and risks of climate-related physical effects on your business and operations around the world. In that regard, we note your Global Sustainability Report reflects that the TCFD assessment found that water stress may pose a risk to you, and you are planning to take measures to mitigate risks associated with water stress.
   - Please discuss how your business and operations could be impacted to the extent your customers or suppliers are impacted by severe weather.
   - Your response quantifies your increase in insurance premiums. Please also quantify the cost of insurance premiums for each of the periods covered by your Form 10-K.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation